UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          Standard Motor Products, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $2.00 per share
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                         (Title of Class of Securities)

                                    853666105
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                                 (CUSIP Number)

                            Carmine J. Broccole, Esq.
                          Standard Motor Products, Inc.
                              37-18 Northern Blvd.
                        Long Island City, New York 11101
                                 (718) 392-0200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 7, 2005
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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CUSIP NO. 853666105                 SCHEDULE 13D/A            PAGE 2 OF 5 PAGES
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------------------ -------------------------------------------------------------
        1          NAME  OF REPORTING  PERSONS
                   Arthur S. Sills

                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP  (a)  |_|
                                                                        (b)  |_|
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        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS
                   OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM  2(d) or 2(e)
                               |_|
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        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States of America
------------------------------- -------- ---------------------------------------
                                   7     SOLE VOTING  POWER
                                         580,822
                                -------- ---------------------------------------
       NUMBER OF SHARES            8     SHARED VOTING  POWER
         BENEFICIALLY                    1,056,619
           OWNED BY
        EACH REPORTING
         PERSON WITH
                                -------- ---------------------------------------
                                   9     SOLE DISPOSITIVE  POWER
                                         580,822
                                -------- ---------------------------------------
                                  10     SHARED DISPOSITIVE  POWER
                                         1,056,619
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,637,441 shares
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN  SHARES       |_|
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)
                   8.9%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON
                   IN
------------------ -------------------------------------------------------------



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CUSIP NO. 853666105                 SCHEDULE 13D/A            PAGE 3 OF 5 PAGES
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         This Amendment No. 1 to Schedule 13D hereby amends and supplements the
Schedule 13D filed by Arthur S. Sills on February 25, 2005 (the "Schedule 13D").

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to shares of Common Stock, par value $2.00 per share (the "Common Stock"), of Standard Motor Products, Inc., a New York corporation (the "Issuer"). The Issuer's principal executive offices are located at 37-18 Northern Boulevard, Long Island City, New York 11101.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by Arthur S. Sills (the "Reporting Person"), who is a citizen of the United States of America. The business address of the Reporting Person is 37-18 Northern Boulevard, Long Island City, New York 11101. The Reporting Person is a member of the Board of Directors of the Issuer.

         During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On July 7, 2005, the Reporting Person was deemed to beneficially acquire 610,770 shares of Common Stock pursuant to the closing of an estate of a family member with such shares being distributed to a family foundation for no consideration; the Reporting Person is an officer and director of such family foundation.

         On April 30, 2006, the Reporting Person was the beneficial owner of an aggregate of 1,637,441 shares of Common Stock, which amount comprised 8.9% of the outstanding shares of Common Stock of the Issuer on such date. As of April 30, 2006, the Reporting Person beneficially owned (i) 289,687 shares of Common Stock (a decrease of 140,625 shares as a result of the closing of a family trust and the distribution of such shares for no consideration), which he beneficially owned as a co-trustee to several trusts in which he shared voting and dispositive power of such shares, (ii) 766,932 shares of Common Stock (an increase of 610,770 shares as a result of the closing of an estate of a family member and the distribution of such shares to a family foundation for no consideration), which he beneficially owned as a director and officer of a family foundation in which he shared voting and dispositive power of such shares, and (iii) 580,822 shares of Common Stock (an increase of 36,667 shares as a result of the closing of a family trust and the distribution of such shares to him for no consideration), which he directly owned.

ITEM 4.  PURPOSE OF TRANSACTION.

         The events that required the filing of this Schedule 13D was (a) the closing of family trusts and the distribution of such shares thereunder and (b) the closing of an estate of a family member with such shares being distributed to a family foundation, which the Reporting Person serves as a director and officer thereof. All of the shares of Common Stock discussed herein are being held for investment purposes.

         The Reporting Person, either individually or as trustee, may acquire additional shares of Common Stock in the future. Further, the Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects, market price of the shares of Common Stock, conditions in securities markets generally, general economic and industry conditions, liquidity needs, alternative investment opportunities and other factors. Accordingly, the Reporting Person reserves the right to change his plans and intentions at any time, as he deems appropriate. In particular, the Reporting Person may at any time and from time to time acquire additional shares of Common Stock or securities convertible or exchangeable for shares of Common Stock, or may dispose of shares of Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended. If the Reporting Person engages in any such transaction, the Reporting Person may determine to retain some portion of the shares of Common Stock as an investment.

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CUSIP NO. 853666105                 SCHEDULE 13D/A            PAGE 4 OF 5 PAGES
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         Other than as set forth herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The Reporting Person is currently the beneficial owner of an aggregate of 1,637,441 shares of Common Stock, which comprise 8.9% of the outstanding shares of Common Stock of the Issuer. The Reporting Person has sole power to vote, or to direct the voting of, and sole power to dispose, or direct the disposition of, 580,822 shares of Common Stock. In addition, the Reporting Person has shared power to vote, or to direct the voting of, and shared power to dispose, or direct the disposition of, 1,056,619 shares of Common Stock.

         The Reporting Person shares voting and dispositive power with Lawrence
I. Sills and Peter J. Sills, both of whom are citizens of the United States of America. Lawrence I. Sills is the Chief Executive Office and Chairman of the Board of the Issuer, and his business address is 37-18 Northern Boulevard, Long Island City, New York 11101. Peter J. Sills is a member of the Board of Directors of the Issuer, and his business address is 37-18 Northern Boulevard, Long Island City, New York 11101. During the last five years, neither Lawrence
I. Sills nor Peter J. Sills has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         No person other then the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by the Reporting Person. There have been no transactions in shares of Common Stock effected during the past 60 days by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.


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CUSIP NO. 853666105                 SCHEDULE 13D/A            PAGE 5 OF 5 PAGES
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2006

                                            By:      /s/ Arthur S. Sills
                                                     ---------------------------
                                                     Name: Arthur S. Sills